

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2024

Stephen Jian Zhu
Chief Executive Officer
Able View Global Inc.
Floor 16, Dushi Headquarters Building
No. 168, Middle Xizang Road
Shanghai, 200001
People's Republic of China

> **Re: Able View Global Inc.**
> **Registration Statement on Form F-1**
> **Response dated January 29, 2024**
> **File No. 333-275626**

Dear Stephen Jian Zhu:

We have reviewed your response letter and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 25, 2024 letter.

Response Letter, Dated January 29, 2024

General

1.   We note your response to our prior comment 1 and reissue in part. Please disclose that you have not relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business, including CAC and CSRC approvals, and disclose why you reached that decision (i.e., the explanation you provided in your response letter).

Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elizabeth Chen